UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2022
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2022

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES (note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
	$	$
Voyage revenues (notes 6 and 10a)	162,190	152,802
Voyage expenses	(7,232)	(7,183)
Vessel operating expenses (note 10a)	(44,467)	(30,089)
Time-charter hire expenses (notes 5b and 10a)	(5,828)	(5,850)
Depreciation and amortization	(32,729)	(31,902)
General and administrative expenses (note 10a)	(7,183)	(7,167)
Write-down of vessels (note 14b)	(43,996)	—
Restructuring charges (note 15)	(2,651)	—
Income from vessel operations	18,104	70,611
Equity income (notes 7 and 10a)	92,908	37,516
Interest expense	(29,996)	(29,652)
Interest income (note 7)	1,326	2,006
Realized and unrealized gain on non-designated derivative instruments (note 11)	29,391	6,618
Foreign currency exchange gain (notes 8 and 11)	13,829	6,960
Other expense (notes 1 and 3b)	(22,821)	(3,769)
Net income before income tax expense	102,741	90,290
Income tax (expense) recovery (note 9)	(2,723)	777
Net income	100,018	91,067
Non-controlling interest in net income	5,181	3,476
Preferred unitholders' interest in net income	6,425	6,425
General partner's interest in net income	1,052	1,426
Company / Limited partners' interest in net income	87,360	79,740

Related party transactions (note 10)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (note 1)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
	$	$
Net income	100,018	91,067
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments, net of tax	—	38,007
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss on qualifying cash flow hedging instruments	4,071	4,982
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 11)	686	815
Other comprehensive income	4,757	43,804
Comprehensive income	104,775	134,871
Non-controlling interest in comprehensive income	5,387	4,819
Preferred unitholders' interest in comprehensive income	6,425	6,425
Company / General and limited partners' interest in comprehensive income	92,963	123,627
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars, except unit data)

	As at March 31, 2022	As at December 31, 2021
	$	$
ASSETS
Current
Cash and cash equivalents	159,242	92,069
Restricted cash – current (note 13)	9,038	11,888
Accounts receivable, including non-trade of $20,062 (2021 – $25,247)	44,362	45,505
Prepaid expenses	16,239	14,950
Vessel held for sale (note 14a)	9,813	9,813
Current portion of derivative assets (note 11)	3,421	672
Current portion of net investments in direct financing leases, net (notes 3b and 6)	14,991	14,860
Current portion of advances to equity-accounted joint ventures, net (notes 3b and 7)	10,000	17,500
Advances to affiliates (note 10b)	15,324	4,153
Other current assets	6,127	6,033
Total current assets	288,557	217,443
Restricted cash – long-term (note 13)	37,198	38,100
Vessels and equipment
At cost, less accumulated depreciation of $671,051 (2021 – $801,725)	1,127,846	1,186,968
Vessels related to finance leases, at cost, less accumulated depreciation of $218,354 (2021 – $206,161) (note 5a)	1,632,156	1,637,815
Operating lease right-of-use assets (note 5b)	3,193	6,747
Total vessels and equipment	2,763,195	2,831,530
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,233,480	1,136,374
Net investments in direct financing leases, net (notes 3b and 6)	471,705	480,508
Other assets	29,731	26,710
Derivative assets (note 11)	28,665	7,425
Intangible assets, net	23,440	25,654
Goodwill	34,841	34,841
Total assets	4,910,812	4,798,585
LIABILITIES AND EQUITY
Current
Accounts payable	5,362	10,197
Accrued liabilities and other (note 11)	86,452	71,864
Unearned revenue (note 6)	24,776	19,973
Current portion of long-term debt (note 8)	196,530	156,064
Current obligations related to finance leases (note 5a)	74,469	73,953
Current portion of operating lease liabilities (note 5b)	3,193	6,747
Current portion of derivative liabilities (note 11)	8,259	15,581
Advances from affiliates (note 10b)	9,637	12,426
Total current liabilities	408,678	366,805
Long-term debt (note 8)	1,226,102	1,223,578
Long-term obligations related to finance leases (note 5a)	1,176,178	1,195,037
Other long-term liabilities (notes 3b, 6 and 12b)	65,972	60,853
Derivative liabilities (note 11)	7,040	23,289
Total liabilities	2,883,970	2,869,562
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Common units (88.6 million units issued and outstanding at March 31, 2022) (Limited partner common units at December 31, 2021 – 87.0 million)	1,719,898	1,583,229
Preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at March 31, 2022) (Limited partner preferred units – 11.9 million units authorized; 11.8 million units issued and outstanding at December 31, 2021)	285,159	285,159
General partner	—	48,286
Accumulated other comprehensive loss	(48,612)	(53,163)
Equity	1,956,445	1,863,511
Non-controlling interest	70,397	65,512
Total equity	2,026,842	1,929,023
Total liabilities and total equity	4,910,812	4,798,585
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	100,018	91,067
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 11)	(33,562)	(29,103)
Depreciation and amortization	32,729	31,902
Write-down of vessels (note 14b)	43,996	—
Unrealized foreign currency exchange gain	(16,146)	(9,982)
Equity income, net of distributions received $16,000 (2021 – $16,500)	(76,908)	(21,016)
Amortization of deferred financing issuance costs included in interest expense	2,179	1,447
Change in unrealized credit loss provisions included in other expense (note 3b)	5,100	3,673
Other non-cash items	2,913	(734)
Change in operating assets and liabilities:
Receipts from direct financing leases	3,902	3,585
Expenditures for dry docking	(4,687)	(3,508)
Other operating assets and liabilities	(24,163)	(39,252)
Net operating cash flow	35,371	28,079
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	67,836	192,691
Scheduled repayments of long-term debt	(23,751)	(117,897)
Prepayments of long-term debt	—	(96,543)
Financing issuance costs	(1,142)	(2,461)
Scheduled repayments of obligations related to finance leases	(18,343)	(17,853)
Cash distributions paid	(6,425)	(28,552)
Acquisition of Teekay Subsidiaries, includes assumed cash of $5.7 million (note 1)	10,674	—
Contribution from Stonepeak (note 1)	6,035	—
Repurchase of restricted unit awards (note 1)	(5,964)	—
Dividends paid to non-controlling interests	(502)	—
Net financing cash flow	28,418	(70,615)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(7,868)	(7,191)
Proceeds from repayments of advances to equity-accounted joint ventures	7,500	—
Net investing cash flow	(368)	(7,191)
Increase (decrease) in cash, cash equivalents and restricted cash	63,421	(49,727)
Cash, cash equivalents and restricted cash, beginning of the period	142,057	257,943
Cash, cash equivalents and restricted cash, end of the period	205,478	208,216
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity (note 1)
	Company /Limited Partner Common Units (note 1)	Company /Limited Partner Common Units (note 1)	Company /Limited Partner Preferred Units (note 1)	Company /Limited Partner Preferred Units (note 1)	General Partner (note 1)	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286	(53,163)	65,512	1,929,023
Cancellation of restricted unit awards (note 1)	—	(3,254)	—	—	(59)	—	—	(3,313)
Contributed capital from Stonepeak (note 1)		5,926			109			6,035
Acquisition of Teekay Subsidiaries (note 1)	—	(2,701)	—	—	(50)	—	—	(2,751)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Net income prior to conversion to limited liability company (note 1)	—	57,395	—	3,998	1,052	—	2,495	64,940
Conversion to limited liability company (note 1)	(87,010)	(1,640,595)	(11,800)	(282,732)	(49,338)	—	—	(1,972,665)
Issuance of Company common & preferred units (note 1)	88,565	1,689,933	11,800	282,732	—	—	—	1,972,665
Net income post conversion to limited liability company (note 1)	—	29,965	—	2,427	—	—	2,686	35,078
Other comprehensive income	—	—	—	—	—	4,551	206	4,757
Dividends paid to non-controlling interest	—	—	—	—	—	—	(502)	(502)
Balance as at March 31, 2022	88,565	1,719,898	11,800	285,159	—	(48,612)	70,397	2,026,842

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182	(103,836)	53,357	1,746,270
Net income	—	79,740	—	6,425	1,426	—	3,476	91,067
Other comprehensive income	—	—	—	—	—	42,461	1,343	43,804
Distributions declared:
Common units ($0.25 per unit)	—	(21,738)	—	—	(389)	—	—	(22,127)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Equity-based compensation	13	336	—	—	6	—	—	342
Balance as at March 31, 2021	86,964	1,523,746	11,800	285,159	47,225	(61,375)	58,176	1,852,931
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

On October 4, 2021, the Company (as Teekay LNG Partners L.P.), entered into an agreement and plan of merger with Teekay GP L.L.C (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions collectively constituting the Stonepeak Transaction, (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consisted of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay (or the Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures and as a result of this acquisition, Teekay paid the Company $4.9 million. The Company incurred fees of $18.0 million relating to professional services provided in connection to the Stonepeak Transaction which is included in other expense in the Company's consolidated statements of income for the three months ended March 31, 2022. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's Series A and Series B Preferred Units remained outstanding and continued to trade on the New York Stock Exchange following the Merger.
As a result of the concurrent acquisition of both the Company and the Teekay Subsidiaries by Stonepeak, where the Teekay Subsidiaries became subsidiaries of the Company on completion of the Stonepeak Transaction, the acquisition of the Teekay Subsidiaries were accounted for by the Company as the acquisition of a business between entities under common control of Stonepeak. As such, the assets acquired and liabilities assumed by the Company on January 13, 2022 in connection with the acquisition of the Teekay Subsidiaries are recognized at their fair values. Due to negative working capital of the Teekay Subsidiaries on closing, Teekay paid the Company $4.9 million for the purchase of the Teekay Subsidiaries. The excess of the net recognized liabilities of the Teekay Subsidiaries over the amount paid by Teekay to the Company has been reflected as a decrease to equity of $2.8 million.
Additionally, at the effective time of the Merger on January 13, 2022, each restricted unit award granted pursuant to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan that was outstanding immediately prior to the effective time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to $17.00 multiplied by the number of common units subject to such restricted unit award held by the holder thereof, less applicable taxes. The amount of compensation cost for these restricted unit awards as measured at the grant date but not yet recognized as of the cancellation date was $2.7 million and has been expensed on such date. The total cash cost, including taxes, was $6.0 million and was accounted for as a direct reduction to equity. Such amount of $6.0 million was paid for with funds advanced by Stonepeak and this funding has been accounted for by the Company as a $6.0 million increase to equity.
On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, the Company changed its name to Seapeak LLC and changed the ticker symbols for its Series A Preferred Units and Series B Preferred Units from “TGP PRA” and “TGP PRB”, respectively, to “SEAL PRA” and “SEAL PRB,” respectively.
Pursuant to the Conversion:

•each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable common unit of the Company;
•each outstanding Series A Preferred Unit and Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable Series A Preferred Unit or Series B Preferred Unit of the Company, as applicable; and
•the general partner interest in the Partnership was converted into 1,555,061 common units of the Company (which number is equal to the notional common units of the Partnership represented by such general partner interest immediately prior to the Conversion) and the Company, as a limited liability company, no longer had a general partner.

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of the Company, which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which were included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (or SEC) on April 4, 2022. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

2.Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (or FASB) issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The Company does not expect any material impact from the adoption of ASU 2020-04.
In July 2021, the FASB issued ASU 2021-05 - Leases (Topic 842) Lessors — Certain Leases with Variable Lease Payments (or ASU 2021-05). Pursuant to ASU 2021-05, lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if, without reference to ASU 2012-05, the lease would have been classified as a sales-type lease or a direct financing lease and a day-one loss would have been recognized. On January 1, 2022, the Company adopted ASU 2021-05 prospectively to leases that commence or are modified on or after January 1, 2022.
3.    Fair Value Measurements and Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 13)	Level 1	205,478	205,478	142,057	142,057
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	21,503	21,503	3,896	3,896
Interest rate swap agreements – liabilities	Level 2	(10,534)	(10,534)	(26,802)	(26,802)
Cross currency swap agreements – assets	Level 2	10,583	10,583	4,201	4,201
Cross currency swap agreements – liabilities	Level 2	(6,923)	(6,923)	(14,654)	(14,654)
Non-recurring:
Vessel held for sale (note 14a)	Level 2	9,813	9,813	9,813	9,813
Vessels and equipment (note 14b)	Level 2	50,000	50,000	—	—
Equity-accounted joint ventures	Level 2	—	—	10,418	10,418
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	98,141	(i)	105,641	(i)
Long-term debt – public (note 8)	Level 1	(318,357)	(319,996)	(317,860)	(325,873)
Long-term debt – non-public (note 8)	Level 2	(1,104,275)	(1,116,667)	(1,061,782)	(1,093,400)
Obligations related to finance leases (note 5a)	Level 2	(1,250,647)	(1,266,271)	(1,268,990)	(1,332,044)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b) Credit Losses

For a description of the Company's exposure to potential credit losses under ASC 326, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality as at March 31, 2022 and December 31, 2021.

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2018	2017 and prior	Total
As at March 31, 2022		$	$	$
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	316,652	316,652
Bahrain Spirit	Performing	208,944	—	208,944
		208,944	316,652	525,596
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	24,766	24,766
Bahrain LNG Joint Venture	Performing	—	73,375	73,375
		—	98,141	98,141
		208,944	414,793	623,737
As at December 31, 2021
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	319,799	319,799
Bahrain Spirit	Performing	209,569	—	209,569
		209,569	319,799	529,368
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	32,266	32,266
Bahrain LNG Joint Venture	Performing	—	73,375	73,375
		—	105,641	105,641
		209,569	425,440	635,009

(1)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. As at March 31, 2022 and December 31, 2021, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Changes in the Company's allowance for credit losses for the three months ended March 31, 2022 and 2021 are as follows:

	Direct Financing Leases (1) (2) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (1) (2) $	Loans to Equity-Accounted Joint Ventures (1) $	Guarantees of Debt (1) $	Total $
Three Months Ended March 31, 2022
As at January 1, 2022	34,000	58,300	4,100	1,700	98,100
Provision for potential credit losses	4,900	500	200	—	5,600
As at March 31, 2022	38,900	58,800	4,300	1,700	103,700

Three Months Ended March 31, 2021
As at January 1, 2021	30,177	54,937	4,726	2,080	91,920
Provision for (reversal of) potential credit losses	4,436	6,677	(981)	218	10,350
As at March 31, 2021	34,613	61,614	3,745	2,298	102,270

(1)For a description of how the credit loss provision for direct financing leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three months ended March 31, 2022 and 2021, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

(2)The change in credit loss provision of $4.9 million and $4.4 million for the Company's consolidated vessels' direct financing leases for the three months ended March 31, 2022 and 2021, respectively, was included in other expense in the Company's consolidated statements of income. The change in the credit loss provision for the three months ended March 31, 2022 primarily reflects a decline in the estimated charter-free valuations for certain types of its liquefied natural gas (or LNG) carriers at the end of their time-charter contract which are accounted for as direct financing leases. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The change in credit loss provision of $0.5 million and $6.7 million for the three months ended March 31, 2022 and 2021, respectively, relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures was included in equity income in the Company's consolidated statements of income.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the three months ended March 31, 2022 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

4.    Segment Reporting

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended March 31,
	2022			2021
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Voyage revenues	150,343	11,847	162,190	141,416	11,386	152,802
Voyage expenses	(2,413)	(4,819)	(7,232)	(2,129)	(5,054)	(7,183)
Vessel operating expenses	(40,135)	(4,332)	(44,467)	(25,583)	(4,506)	(30,089)
Time-charter hire expenses	(5,828)	—	(5,828)	(5,850)	—	(5,850)
Depreciation and amortization	(31,169)	(1,560)	(32,729)	(30,232)	(1,670)	(31,902)
General and administrative expenses(i)	(6,903)	(280)	(7,183)	(6,603)	(564)	(7,167)
Write-down of vessels	(43,996)	—	(43,996)	—	—	—
Restructuring charges	(2,551)	(100)	(2,651)	—	—	—
Income (loss) from vessel operations	17,348	756	18,104	71,019	(408)	70,611
Equity income	85,510	7,398	92,908	32,939	4,577	37,516
(i) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	March 31, 2022	December 31, 2021
	$	$
Total assets of the LNG segment	4,502,563	4,449,598
Total assets of the LPG segment	249,007	252,765
Unallocated:
Cash and cash equivalents	159,242	92,069
Advances to affiliates	—	4,153
Consolidated total assets	4,910,812	4,798,585

5.    Chartered-in Vessels

a) Obligations related to Finance Leases

	March 31, 2022	December 31, 2021
	$	$
Total obligations related to finance leases	1,250,647	1,268,990
Less current portion	(74,469)	(73,953)
Long-term obligations related to finance leases	1,176,178	1,195,037

As at March 31, 2022 and December 31, 2021, the Company was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Company to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of the Company under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at March 31, 2022, the Company was in compliance with all covenants in respect of the obligations related to its finance leases.

As at March 31, 2022, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.6 billion, including imputed interest of $317.8 million, repayable through 2034, as indicated below:

Commitments as at March 31, 2022
Year	$
Remainder of 2022	102,593
2023	135,459
2024	132,011
2025	129,725
2026	305,457
Thereafter	763,184

b) Operating Leases

The Company has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract until June 2022, whereby the MALT Joint Venture provides use of the vessel to the Company and operates the vessel for the Company (see Note 10a).

As at March 31, 2022, minimum commitments to be incurred by the Company relating to its time-charter-in contract with the MALT Joint Venture were approximately $3.2 million. These amounts do not include commitments relating to two vessels owned by Teekay BLT Corporation (or the Tangguh Joint Venture) which are described in Note 12b.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

6.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company primarily utilizes two forms of contracts consisting of time-charter contracts and voyage charter contracts. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The Company also generates revenue from the management and operation of vessels and the Bahrain LNG import terminal owned by the Company's equity-accounted joint ventures, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement without markup of crewing costs for the vessels being managed. The monthly management fee and reimbursement of crewing costs are typically invoiced and paid on a monthly basis.

Revenue Table

The following tables contain the Company’s revenue for the three months ended March 31, 2022 and 2021, by contract type and by segment.

	Three Months Ended March 31,
	2022			2021
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Time charters	130,057	3,169	133,226	139,518	2,119	141,637
Voyage charters	—	8,678	8,678	—	9,267	9,267
Management fees and other income	20,286	—	20,286	1,898	—	1,898
	150,343	11,847	162,190	141,416	11,386	152,802

The following table contains the Company’s revenue for the three months ended March 31, 2022 and 2021, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended March 31,
	2022	2021
	$	$
Lease revenue
Lease revenue from lease payments of operating leases	123,267	131,844
Interest income on lease receivables	11,916	12,235
Variable lease payments - cost reimbursements(1)	1,357	1,445
	136,540	145,524
Non-lease revenue
Non-lease revenue - related to direct financing leases	5,364	5,380
Management fees and other income	20,286	1,898
	25,650	7,278
Total	162,190	152,802
(1)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing Leases

As at March 31, 2022 and December 31, 2021, the Company had three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Company's LNG carriers accounted for as direct financing leases, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2021.

As at March 31, 2022, estimated lease payments to be received by the Company related to its direct financing leases in each of the next five years were approximately $48.1 million (remainder of 2022), $64.0 million (2023), $64.3 million (2024), $64.2 million (2025), $64.2 million (2026) and an aggregate of $382.3 million thereafter. Two leases are expected to end in 2028 and the remaining lease is scheduled to end in 2039.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Operating Leases

As at March 31, 2022, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $300.4 million (remainder of 2022), $339.4 million (2023), $283.5 million (2024), $204.4 million (2025), and $135.5 million (2026). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on March 31, 2022, variable or contingent rentals, or rentals from contracts which were entered into or commenced after March 31, 2022. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at March 31, 2022, the Company had $26.5 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2021 – $22.2 million, March 31, 2021 – $21.6 million and December 31, 2020 – $28.4 million). The Company recognized $22.2 million and $28.4 million of revenue for the three months ended March 31, 2022 and 2021, respectively, that was recognized as a contract liability at the beginning of such three-month periods.

7. Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

a)    As of March 31, 2022, the Company had advanced $24.8 million to the Exmar LPG Joint Venture (December 31, 2021 – $32.3 million), in which the Company has a 50% ownership interest. These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. For the three months ended March 31, 2022 and 2021, interest earned on these loans amounted to $0.1 million, and is included in interest income in the Company's consolidated statements of income. As of March 31, 2022 , the interest receivable on these advances was $0.1 million (December 31, 2021 – $nil). These advances were included in current portion of advances to equity-accounted joint ventures, net and in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

b)    As of March 31, 2022 and December 31, 2021, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture, in which the Company has a 30% ownership interest. These advances bear interest at 6.0%. For the three months ended March 31, 2022 and 2021, interest earned on these advances amounted to $1.2 million, and is included in interest income in the Company's consolidated statements of income. As of March 31, 2022 and December 31, 2021, the interest receivable on these advances was $11.2 million and $10.0 million, respectively. Both the advances and the accrued interest on these advances were included in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

c)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at March 31, 2022 was $1.2 billion. As at March 31, 2022, with the exception of debt service coverage ratio breaches for three of the vessels in the Angola Joint Venture, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees. In May 2022, the Angola Joint Venture obtained a waiver from its lenders for the covenant requirements that were not met at December 31, 2021, with such waiver being valid until the next compliance test at June 30, 2022. The waiver is subject to the condition that dividends are withheld from the joint venture partners until such time that the loan facilities mature.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

8. Long-Term Debt

	March 31, 2022	December 31, 2021
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2022 to 2023	232,836	165,000
U.S. Dollar-denominated Term Loans and Bonds due from 2022 to 2030	770,378	791,271
Norwegian Krone-denominated Bonds due from 2023 to 2026	324,148	323,193
Euro-denominated Term Loans due in 2023 and 2024	109,486	115,392
Total principal	1,436,848	1,394,856
Unamortized discount and debt issuance costs	(14,216)	(15,214)
Total debt	1,422,632	1,379,642
Less current portion	(196,530)	(156,064)
Long-term debt	1,226,102	1,223,578

As at March 31, 2022, the Company had two revolving credit facilities available, which provided for borrowings of up to $387.8 million (December 31, 2021 – $400.4 million), of which $155.0 million (December 31, 2021 – $235.4 million) was undrawn. Interest payments are based on LIBOR plus a margin, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $92.8 million in 2022 and $295.0 million in 2023, when the revolving credit facilities mature. The revolving credit facilities may be used by the Company for general company purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Company’s vessels, together with other related security, and includes a guarantee from two of the Company's subsidiaries of all outstanding amounts.

As at March 31, 2022, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $770.4 million in aggregate principal amount (December 31, 2021 – $791.3 million). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 1.85% to 3.25%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 16 Company vessels to which the loans relate, together with certain other related security. In addition, as at March 31, 2022, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within the RasGas II Joint Venture, in which the Company has a 70% ownership interest.

As at March 31, 2022 and December 31, 2021, the Company had Norwegian Krone (or NOK) 2.9 billion of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at March 31, 2022, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $324.1 million (December 31, 2021 – $323.2 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of principal fixed at $331.0 million upon maturity in exchange for NOK 2.9 billion (see Note 11).

As at March 31, 2022, the Company had two Euro-denominated term loans outstanding, which totaled 98.9 million Euros ($109.5 million) (December 31, 2021 – 101.5 million Euros ($115.4 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins on the term loans ranged from 0.60% to 1.95%. The term loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Company vessels to which the loans relate, together with certain other related security and are guaranteed by the Company and one of its subsidiaries.

The weighted-average interest rates for the Company’s long-term debt outstanding as at March 31, 2022 and December 31, 2021 were 3.57% and 3.22%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 11).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange gains of $13.8 million and $7.0 million for the three months ended March 31, 2022 and 2021, respectively.

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facilities, loans and bonds subsequent to March 31, 2022 are $175.2 million (remainder of 2022), $370.1 million (2023), $123.1 million (2024), $184.9 million (2025), $404.6 million (2026) and $178.9 million (thereafter).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Certain loan agreements require that (a) the Company maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at March 31, 2022, the Company had five credit facilities with an aggregate outstanding loan balance of $481.9 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 115%, 120%, 120% and 135%, which as at March 31, 2022, were 138%, 2,060%, 149%, 166% and 241%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at March 31, 2022, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

9. Income Tax (Expense) Recovery

The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended March 31,
	2022	2021
	$	$
Current	(2,058)	(1,386)
Deferred	(665)	2,163
Income tax (expense) recovery	(2,723)	777

Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended March 31,
	2022	2021
	$	$
Voyage revenues (i)(ii)	27,684	9,116
Vessel operating expenses (iii)	(181)	(2,272)
Time-charter hire expenses (iv)	(5,828)	(5,850)
General and administrative recoveries (expenses) (v)	92	(4,847)
Restructuring charges (vi)	(2,651)	—
Equity income (vii)	596	596

(i)In September 2018, the Company’s FSU, the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Bahrain Spirit to the Bahrain LNG Joint Venture for the three months ended March 31, 2022 and 2021, amounted to $7.4 million and $7.2 million, respectively. In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three months ended March 31, 2022 and 2021, were $2.9 million and $1.9 million, respectively, and are included in voyage revenues in the Company's consolidated statements of income.

(ii)Commencing in January 2022, following the acquisition of the Teekay Subsidiaries (as described in Note 1), the Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three months ended March 31, 2022, the Company earned $17.4 million of management fees and cost reimbursements pursuant to these management agreements, which are included in voyage revenues in the Company's consolidated statements of income.

(iii)Prior to the Stonepeak Transaction, the Company and certain of its operating subsidiaries were parties to service agreements with certain subsidiaries of Teekay pursuant to which the Teekay subsidiaries provided to the Company and its subsidiaries crew training and technical management services. All costs incurred by these Teekay subsidiaries related to these services were charged to the Company and recorded as part of vessel operating expenses.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(iv)Commencing in September 2018, the Company entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expenses charged for the three months ended March 31, 2022 and 2021 were $5.8 million and $5.9 million, respectively.

(v)Prior to the Stonepeak Transaction, general and administrative expenses included administrative, advisory, business development, commercial and strategic consulting services charged by Teekay and reimbursements to Teekay and the Company's General Partner for costs incurred on the Company's behalf for the conduct of the Company's business. Following the Stonepeak Transaction for a period of approximately one year, Teekay and the Company have agreed to provide to each other certain limited administrative services to complete the separation of the Company's administrative services from Teekay's shared services function.

(vi)In January 2022, the Company incurred restructuring charges of $2.7 million from Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.

(vii)During the three months ended March 31, 2022 and 2021, the Company charged fees of $0.6 million to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)    As at March 31, 2022 and December 31, 2021, non-interest-bearing advances to affiliates totaled $15.3 million and $4.2 million, respectively, and non-interest-bearing advances from affiliates totaled $9.6 million and $12.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

c)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11. Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at March 31, 2022, the Company was not committed to any foreign currency forward contracts.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2023, 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at March 31, 2022.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
850,000	102,000	NIBOR	4.60%	7.89%	(6,911)	1.4
1,000,000	112,000	NIBOR	5.15%	5.74%	9,327	3.4
1,000,000	117,000	NIBOR	4.90%	6.37%	1,244	4.6
					3,660

Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt. Effective January 1, 2022, the Company removed the hedge accounting designation for all interest rate swaps that the Company and its equity-accounted investments were previously applying hedge accounting for.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at March 31, 2022, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)(iii)	LIBOR	725,237	7,757	3.0	2.2%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	LIBOR	235,202	5,454	4.0	1.7%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	50,407	(2,242)	1.4	3.9%
			10,969

(i)Excludes the margins the Company pays on its floating-rate term loans, which, at March 31, 2022, ranged from 0.60% to 3.25%.
(ii)Principal amount reduces quarterly.
(iii)Two interest rate swaps are subject to mandatory early termination in 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swaps with inception dates ranging from October 2023 to April 2024.
(v)Principal amount reduces monthly.

As at March 31, 2022, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2022, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $31.1 million (December 31, 2021 – $7.1 million) and an aggregate fair value liability of $15.5 million (December 31, 2021 – $36.9 million). As at March 31, 2022, the Company had $nil (December 31, 2021 – $2.9 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company's consolidated balance sheets.

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at March 31, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,176	19,327	(1,930)	(6,470)	(2,134)
Cross currency swap agreements	1,245	9,338	(228)	(1,789)	(4,906)
	3,421	28,665	(2,158)	(8,259)	(7,040)
As at December 31, 2021
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(67)	(2,451)	(3,081)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	3,896	(2,177)	(10,327)	(8,699)
Cross currency swap agreements	672	3,529	(342)	(2,803)	(11,509)
	672	7,425	(2,586)	(15,581)	(23,289)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Three Months Ended March 31,
	2022			2021
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(4,171)	33,562	29,391	(4,473)	29,103	24,630
Interest rate swap agreement termination	—	—	—	(18,012)	—	(18,012)
	(4,171)	33,562	29,391	(22,485)	29,103	6,618

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

	Three Months Ended March 31,
	2022			2021
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(786)	13,999	13,213	(1,345)	5,129	3,784
For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive income (or OCI) (excluding such agreements in equity-accounted investments):

Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
—	(686)	4,475	(815)

12. Commitments and Contingencies

a)    As at March 31, 2022, the Company’s share of commitments to fund equipment installation and other construction contract costs, which are expected to be incurred in 2022, is as follows:

2022 $
Certain consolidated LNG carriers (i)	9,537
Bahrain LNG Joint Venture (ii)	11,339
20,876

(i)In June 2019, the Company entered into an agreement with a contractor to supply reliquefaction equipment on certain of the Company's LNG carriers in 2021 and 2022, for an estimated installed cost of $52.7 million. As at March 31, 2022, the estimated remaining cost of these installations was $9.5 million.

(ii)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at March 31, 2022, the Company's proportionate share of the estimated remaining cost of $11.3 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining undrawn debt financing of $23.0 million, of which $6.9 million relates to the Company's proportionate share of the construction commitments included in the table above.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)    The Company owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The amounts referenced in Note 5b do not include the Company’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Item 18 – Financial Statements: Note 14c to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at March 31, 2022, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $5.1 million (December 31, 2021 – $5.2 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

13. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2020
	$	$	$	$
Cash and cash equivalents	159,242	92,069	163,480	206,762
Restricted cash – current	9,038	11,888	5,702	8,358
Restricted cash – long-term	37,198	38,100	39,034	42,823
	205,478	142,057	208,216	257,943

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), performance bond collateral and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

14. Write-Down of Vessels and Vessel Sales

a)    In November 2021, the Company signed a memorandum of agreement for the sale of its wholly-owned multi-gas carrier, the Sonoma Spirit, for net proceeds of $10.0 million. The vessel is expected to be delivered between May and July 2022. The vessel is classified as held for sale at its net book value of $9.8 million on the Company's consolidated balance sheets as at March 31, 2022 and December 31, 2021.

b)    In March 2022, the carrying values of two of the Company's LNG carriers, the Seapeak Arctic (formerly Arctic Spirit) and Seapeak Polar (formerly Polar Spirit), were written down to their estimated fair values, using appraised values, as a result of changes in the Company's expectations of these vessels' future opportunities subsequent to the completion of their current time-charter contracts in April 2022. The total impairment charge of $44.0 million is included in write-down of vessels for the three months ended March 31, 2022 in the Company's consolidated statements of income.

15. Restructuring Charges

During the three months ended March 31, 2022, the Company incurred restructuring charges of $2.7 million. The restructuring charges primarily relate to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.

SEAPEAK LLC AND SUBSIDIARIES
MARCH 31, 2022
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2021. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). As of March 31, 2022, we had a fleet of 47 LNG carriers and 27 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.

SIGNIFICANT DEVELOPMENTS IN 2022

Stonepeak Transaction

On October 4, 2021, we (as Teekay LNG Partners L.P.) entered into an agreement and plan of merger (or the Merger Agreement) with Teekay LP L.L.C. (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak, and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of us, with Merger Sub merging with and into us, and with us surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions collectively constituting the Stonepeak Transaction, (a) each issued and outstanding common unit of ours, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by us, Acquiror or our or Acquiror's respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consists of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in us and (c) we acquired certain restructured subsidiaries of Teekay (or Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to us and our subsidiaries and joint ventures, and as a result of this acquisition, Teekay paid us $4.9 million. On January 24, 2022, our common units were delisted from the New York Stock Exchange (or NYSE). Our Series A and Series B Preferred Units remained outstanding and continued to trade on the NYSE under ticker symbols "SEAL PR A" and "SEAL PR B", respectively, following the Merger.

Board of Director Changes

Concurrently with the Merger, all members of the board of directors of the General Partner resigned and the following individuals were appointed to the Board: James Wyper (Chair), Hajir Naghdy, Blake Dwyer, Barry Curtis and Mark Kremin. In April 2022, Lisa Krueger was appointed to the Board.

Name Change and Conversion from a Limited Partnership to a Limited Liability Company

On February 25, 2022, Teekay LNG Partners L.P. (or the Partnership) converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, we changed our name to Seapeak LLC and changed the ticker symbols for our Series A and Series B preferred units from "TGP PRA" and "TGP PRB", respectively, to "SEAL PRA" and "SEAL PRB", respectively.

Pursuant to the Conversion:

•each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable common unit of the Company;
•each outstanding Series A Preferred Unit and Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable Series A Preferred Unit or Series B Preferred Unit of the Company, as applicable; and

•the general partner interest in the Partnership was converted into 1,555,061 common units of the Company (which number is equal to the notional common units of the Partnership represented by such general partner interest immediately prior to the Conversion) and the Company, as a limited liability company, no longer had a general partner.

LNG Carriers Charter Contracts

In January 2022, we secured a ten-year, fixed-rate charter contract for the Oak Spirit LNG carrier, which is expected to commence once the vessel redelivers from its current contract in August 2022.

In January 2022, the charterer of the Creole Spirit LNG carrier exercised its one-year extension option at a fixed rate, which commenced in April 2022.

MALT LNG Carriers Charter Contracts

Two of the six LNG Carriers in our MALT Joint Venture, the Seapeak Arwa (formerly Arwa Spirit) and Marib Spirit, are under long-term charters expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the deferral arrangement, in April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. In January 2022, the MALT Joint Venture entered into the Second Suspension Agreement with YLNG to further extend the charter deferral period for up to three additional years until April 2025. Should the LNG plant in Yemen resume operations during the term of the Second Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Second Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Seapeak Arwa and Marib Spirit for its own account to third parties.

In January 2022, the MALT Joint Venture secured three-year, fixed-rate charter contracts for the Seapeak Arwa, which commenced in May 2022, and the Magellan Spirit, which is expected to commence in June 2022.

Russian Invasion of Ukraine

Russia’s invasion of Ukraine, in addition to sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions related to the invasion that may be announced in the future, may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

RESULTS OF OPERATIONS

Summary of Consolidated Income from Vessel Operations

Our consolidated income from vessel operations decreased to $18.1 million for the three months ended March 31, 2022, compared to $70.6 million in the same period of the prior year. The primary reasons for this decrease are reflected in the table below and described following the table:

•a decrease of $44.0 million for the three months ended March 31, 2022 due to the write-down of two LNG carriers, the Arctic Spirit and Seapeak Polar (formerly Polar Spirit), to their estimated fair values;

•a decrease of $6.8 million due to 42 off hire and idle days for a scheduled dry docking and repositioning of the Seapeak Vancouver during the first quarter of 2022;

•a decrease of $2.7 million due to restructuring charges incurred in connection with the Stonepeak Transaction (see "Significant Developments in 2022” above); and

•a decrease of $1.9 million due to the redelivery of the Oak Spirit LNG carrier and the vessel earning a lower rate upon redeployment in August 2021;

partially offset by:

•an increase of $1.4 million primarily due to a decrease in repairs and maintenance expenditures incurred as compared to the same period of the prior year; and

•an increase of $1.2 million due to corporate service and ship management earnings following the acquisition of the Teekay Subsidiaries on January 13, 2022 (see "Significant Developments in 2022” above).

Summary of Equity Income

Our equity income from equity-accounted joint ventures increased to $92.9 million for the three months ended March 31, 2022, compared to $37.5 million in the same period of the prior year. The primary reasons for this increase are reflected in the table below and described following the table:

•an increase of $41.2 million for the three months ended March 31, 2022 primarily due to unrealized gains on non-designated derivative instruments as a result of removing the hedge accounting designation for interest rate swaps in certain of our equity-accounted joint ventures effective January 1, 2022 combined with an increase in long-term forward LIBOR benchmark interest rates;

•an increase of $9.0 million for the three months ended March 31, 2022 due to higher earnings from our 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) primarily due to an increase in estimated reimbursements of drydocking expenditures as a result of a projected increase in future drydocking costs and lower operational claims during the first quarter of 2022;

•an increase of $6.2 million for the three months ended March 31, 2022 related to lower unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures primarily due to lower declines in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases; and

•an increase of $1.7 million for the three months ended March 31, 2022 due to a gain on the sale of one LPG carrier in our 50%-owned joint venture with Exmar NV (or the Exmar LPG Joint Venture);

partially offset by:

•a decrease of $3.0 million for the three months ended March 31, 2022 due to the redelivery of the Excalibur LNG carrier upon completion of its time-charter contract during the first quarter of 2022.

Liquefied Natural Gas Segment

As at March 31, 2022, our liquefied natural gas segment fleet included 47 LNG carriers and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three months ended March 31, 2022 and 2021, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2022 and 2021 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 22 LNG carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit chartered-in from our 52%-owned MALT Joint Venture. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31		% Change
	2022	2021
Voyage revenues	150,343	141,416	6.3
Voyage expenses	(2,413)	(2,129)	13.3
Net voyage revenues	147,930	139,287	6.2
Vessel operating expenses	(40,135)	(25,583)	56.9
Time-charter hire expense	(5,828)	(5,850)	(0.4)
Depreciation and amortization	(31,169)	(30,232)	3.1
General and administrative expenses(1)	(6,903)	(6,603)	4.5
Write-down of vessels	(43,996)	—	100.0
Restructuring charges	(2,551)	—	100.0
Income from vessel operations	17,348	71,019	(75.6)
Equity income	85,510	32,939	159.6
Operating Data:
Revenue Days (A)	2,028	2,046	(0.9)
Calendar-Ship-Days (B)	2,070	2,070	—
Utilization (A)/(B)	98.0%	98.8%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the three months ended March 31, 2022, our liquefied natural gas segment’s total calendar-ship-days remained unchanged at 2,070 days compared to the same period of the prior year. During the three months ended March 31, 2022, vessels in this segment were off-hire for 24 days for scheduled dry docking and 18 idle days, compared to vessels in this segment being off-hire for 20 days for scheduled dry docking, three days for unscheduled repairs and one idle day in the same period of the prior year. As a result, our utilization decreased to 98.0% for the three months ended March 31, 2022, compared to 98.8% for the same period of the prior year.
Net Voyage Revenues. Net voyage revenues increased by $8.6 million for the three months ended March 31, 2022 compared to the same period of the prior year, primarily as a result of:
•an increase of $17.3 million for the three months ended March 31, 2022 due to the reimbursement of seafarers costs (offset in operating expenses) and ship management and corporate service revenues from certain of our equity-accounted joint ventures following the acquisition of the Teekay Subsidiaries on January 13, 2022 (see "Significant Developments in 2022” above);

partially offset by:
•a decrease of $6.8 million for the three months ended March 31, 2022 due to 42 off hire and idle days for a scheduled dry docking and repositioning of the Seapeak Vancouver during first quarter of 2022; and

•a decrease of $1.9 million for the three months ended March 31, 2022 due to the redelivery of the Oak Spirit LNG carrier and the vessel earning a lower charter rate upon redeployment in August 2021.

Vessel Operating Expenses. Vessel operating expenses increased by $14.6 million for the three months ended March 31, 2022 compared to the same period of the prior year, primarily as a result of seafarers costs incurred for LNG carriers in certain of our equity-accounted joint ventures (offset in net voyage revenues) following the acquisition of the Teekay Subsidiaries on January 13, 2022 (see "Significant Developments in 2022” above).

Write-down of Vessels. For the three months ended March 31, 2022, two of our LNG carriers, the Arctic Spirit and Seapeak Polar, were written down to their estimated fair values, as a result of changes in our expectation of these vessels' future opportunities subsequent to the completion of their current time-charter contracts in April 2022. These two 1988-built 88,000 cubic meter specialized LNG carriers have both been placed into layup in Far East Asia based on their near-term commercial prospects.

Equity Income. Equity income was $85.5 million for the three months ended March 31, 2022 compared to $32.9 million for the same periods of the prior year as set forth in the table below:

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Equity Income
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Equity income (loss) for three months ended March 31, 2022	5,872	11,066	(2,102)	4,894	3,199	8,415	54,166	85,510
Included in equity income (loss):
Unrealized gains on non- designated derivative instruments	5,089	12,296	—	2,088	—	5,405	30,256	55,134
Credit loss (provision) reversal	(400)	(500)	—	—	800	(600)	200	(500)
Equity income for three months ended March 31, 2021	1,858	10,639	933	2,071	1,730	476	15,232	32,939
Included in equity income:
Unrealized gains on non- designated derivative instruments	2,220	11,811	—	196	—	—	662	14,889
Credit loss provision	(1,790)	(1,388)	—	(21)	(435)	(2,906)	(137)	(6,677)
Difference in Equity Income (Loss)	4,014	427	(3,035)	2,823	1,469	7,939	38,934	52,571

The following table summarizes our equity-accounted fleet as of March 31, 2022 and 2021. In addition, we have a 30% interest in an LNG regasification terminal in Bahrain.

	Equity-Accounted Joint Ventures - LNG Fleet Count
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Number of Vessels
Number of vessels as at March 31, 2022 and 2021	4	1	6	4	4	6	25

Angola LNG Carriers. The increase in equity income of $4.0 million for the three months ended March 31, 2022 compared to the same period of the prior year, was primarily due to higher unrealized gains on non-designated derivative instruments due to an increase in long-term forward LIBOR benchmark interest rates and lower unrealized credit loss provisions due to lower declines in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases.
Exmar LNG Carriers. The decrease in equity income of $3.0 million for the three months ended March 31, 2022 compared to the same period of the prior year, was primarily due to the redelivery of the Excalibur LNG carrier upon completion of its time-charter contract during the first quarter of 2022.
MALT LNG Carriers. The increase in equity income of $2.8 million for the three months ended March 31, 2022 compared to the same period of the prior year, was primarily due to higher unrealized gains on non-designated derivative instruments due to an increase in long-term forward LIBOR benchmark interest rates and higher charter rates upon commencement of certain extension options during 2021 and the first quarter of 2022.
Pan Union LNG Carriers. The increase in equity income of $1.5 million for the three months ended March 31, 2022 compared to the same period of the prior year, was primarily due to an unrealized credit loss reversal recorded in the first quarter of 2022 compared to an unrealized credit loss provision recorded in the first quarter of 2021 due to changes in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases.
RasGas III LNG Carriers. The increase in equity income of $7.9 million for the three months ended March 31, 2022 compared to the same period of the prior year, was primarily due to unrealized gains on non-designated derivative instruments as a result of removing the hedge accounting designation for interest rate swaps effective January 1, 2022 and lower unrealized credit loss provisions due to lower declines in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases.
Yamal LNG Carriers. The increase in equity income of $38.9 million for the three months ended March 31, 2022 compared to the same period of the prior year, was primarily due to unrealized gains on non-designated derivative instruments as a result of removing the hedge accounting designation for interest rate swaps effective January 1, 2022 and an increase in long-term forward LIBOR benchmark interest rates, an increase in estimated reimbursements of drydocking expenditures as a result of a projected increase in future drydocking costs and lower operational claims during the first quarter of 2022.

Liquefied Petroleum Gas Segment
As at March 31, 2022, our liquefied petroleum gas segment fleet included 20 LPG carriers, in which we own a 50% interest, and seven multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three months ended March 31, 2022 and 2021, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2022 and 2021 to loss from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2022	2021
Voyage revenues	11,847	11,386	4.0
Voyage expenses	(4,819)	(5,054)	(4.6)
Net voyage revenues	7,028	6,332	11.0
Vessel operating expenses	(4,332)	(4,506)	(3.9)
Depreciation and amortization	(1,560)	(1,670)	(6.6)
General and administrative expenses(1)	(280)	(564)	(50.4)
Restructuring charges	(100)	—	100.0
Income (loss) from vessel operations	756	(408)	285.3
Equity income	7,398	4,577	61.6
Operating Data:
Revenue Days (A)	627	594	5.6
Calendar-Ship-Days (B)	630	630	—
Utilization (A)/(B)	99.5%	94.3%
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.
Our liquefied petroleum gas segment’s total calendar-ship-days remained unchanged at 630 days for the three months ended March 31, 2022, compared to the same period of the prior year. During the three months ended March 31, 2022 vessels in this segment were off-hire for 3 days for unscheduled repairs compared to vessels in this segment being off-hire for 36 days for unscheduled repairs in the same period of the prior year. As a result, our utilization increased to 99.5% for the three months ended March 31, 2022, compared to 94.3% for the same period of the prior year.

Net Voyage Revenues. Net voyage revenues increased by $0.7 million for the three months ended March 31, 2022 compared to the same period of the prior year, primarily due to higher charter rates earned and less off-hire days during the first quarter of 2022.

Equity Income. Equity income from the Exmar LPG Joint Venture increased by $2.8 million for the three months ended March 31, 2022 compared to the same period of the prior year, primarily due to a gain on the sale of one LPG carrier and higher unrealized gains on non-designated derivative instruments due to an increase in long-term forward LIBOR benchmark interest rates during the first quarter of 2022.

Other Operating Results
The following table compares our other operating results for the three months ended March 31, 2022 and 2021:

	Three Months Ended
(in thousands of U.S. Dollars)	March 31, 2022	March 31, 2021
General and administrative expenses	(7,183)	(7,167)
Restructuring charges	(2,651)	—
Realized and unrealized gain on non-designated derivative instruments	29,391	6,618
Foreign currency exchange gain	13,829	6,960
Other expense	(22,821)	(3,769)
Income tax (expense) recovery	(2,723)	777
Other comprehensive income	4,757	43,804
Restructuring Charges. Restructuring charges were $2.7 million for the three months ended March 31, 2022 and primarily relate to severance costs resulting from the reorganization and realignment of employees as a result of the Stonepeak Transaction in January 2022.

Realized and Unrealized Gain on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivative instruments were $29.4 million for the three months ended March 31, 2022 as compared to $6.6 million for the same period of the prior year. Please see “Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" for a further breakdown of such amounts by type of derivative contract and whether such gains were realized or unrealized.

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at March 31, 2022 and 2021, we had interest rate swap agreements, excluding swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $1,021 million and $824 million, respectively, and with average fixed rates of 2.2% and 2.7%, respectively, for the respective three-month period then ended.

Three months ended March 31, 2022

During the three months ended March 31, 2022, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $22.5 million of unrealized gains primarily relating to an increase in long-term forward LIBOR benchmark interest rates relative to the beginning of 2022, $6.5 million of unrealized gains due to removing the hedge accounting designation for interest rate swaps held in Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which we own a 70% interest, effective January 1, 2022 and a $3.6 million reclassification of previously recognized unrealized losses to realized losses primarily related to actual cash settlements of our interest rate swaps.

During the three months ended March 31, 2022, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted primarily from a reclassification of $0.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps and $0.4 million of unrealized gains due to the appreciation of the U.S. Dollar against the Euro and increases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2022.

Three months ended March 31, 2021

During the three months ended March 31, 2021, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $6.5 million of unrealized gains primarily relating to an increase in long-term forward LIBOR benchmark interest rates relative to the beginning of 2021, a $21.7 million reclassification of previously recognized unrealized losses to realized losses primarily related to termination of interest rate swaps in the Tangguh Joint Venture and cash settlements of our other interest rate swap agreements.

During the three months ended March 31, 2021, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps and $0.1 million of unrealized gains due to the appreciation of the U.S. Dollar against the Euro partially offset by decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2021.

Foreign Currency Exchange Gain. Foreign currency exchange gain was $13.8 million for the three months ended March 31, 2022 as compared to $7.0 million for the same period of the prior year. These foreign currency exchange gains were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2022, foreign currency exchange gains primarily included unrealized gains on our cross currency swaps of $14.0 million and unrealized gains the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $1.5 million. These gains were partially offset by unrealized losses on the revaluation of our NOK-denominated debt of $0.9 million and realized losses on our cross currency swaps of $0.8 million.

For the three months ended March 31, 2021, foreign currency exchange gains primarily included unrealized gains on our cross currency swaps of $5.1 million and on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $4.4 million. These gains were partially offset by realized losses on our cross currency swaps of $1.3 million and unrealized losses on the revaluation of our NOK-denominated debt of $1.2 million.

Other Expense. Other expense was $22.8 million for the three months ended March 31, 2022 as compared to $3.8 million for the same period of the prior year. The change in other expense for the three months ended March 31, 2022, was primarily due to $18.0 million fees relating to professional services provided in connection with the Stonepeak Transaction and higher unrealized credit loss provisions recognized in the first quarter of 2022 as a result of declines in estimated charter-free vessel fair values for certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts.

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2022	2021
Other expense	(22,821)	(3,769)
Included in other expense:
Credit loss provision	(5,100)	(3,673)

Income Tax Expense. Income tax expense increased to $2.7 million for the three months ended March 31, 2022 from $0.8 million for the same period of the prior year primarily due to changes in deferred tax balances related to the timing of deductions in the Tangguh Joint Venture, in which we have a 70% ownership interest.

Other Comprehensive Income. Other comprehensive income was $4.8 million for the three months ended March 31, 2022 as compared to $43.8 million for the same period of the prior year. The change in other comprehensive income for the three months ended March 31, 2022, was primarily due to removing the hedge accounting designation for interest rate swaps held in the RasGas II Joint Venture and in certain of our equity-accounted joint ventures effective January 1, 2022.

Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows from the charters that our vessels service. Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. However, our LPG vessels primarily operate on short-term time-charters or in the spot market which can contribute to volatility of our net operating cash flow. Variability in our net operating cash flows also reflects, among other factors, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the number of vessels in service and vessel acquisitions or vessel dispositions, and the timing of dividends received or return of capital from equity-accounted investments. The number of vessel dry dockings tends to vary each period depending on our vessels' maintenance schedules and required maintenance.
Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, we do not have full control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures, dry-docking expenditures and/or as required under financing agreements.
Our other sources of funds include borrowings from debt facilities, borrowings from obligations related to finance leases, net proceeds from the issuances of debt or equity securities and, to a lesser extent, the proceeds from vessel sales. Certain of these sources of funds are described in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases and Note 8 – Long-Term Debt."
Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units, and funding any preferred unit repurchases we may undertake, as well as funding our other working capital requirements. In addition, we use cash to acquire or build vessels to grow the size of our fleet or make investments in our equity-accounted joint ventures for them to acquire or build vessels. The timing of any newbuilding vessel orders or vessel acquisition activity may vary significantly from year to year.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases and Note 8 – Long-Term Debt". Our revolving credit facilities, term loans and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from:

•incurring or guaranteeing indebtedness;
•changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•paying dividends or distributions if they are in default;
•making capital expenditures in excess of specified levels;
•making certain negative pledges and granting certain liens;
•selling, transferring, assigning or conveying assets;
•making certain loans and investments; and
•entering into a new line of business.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases and Note 8 – Long-Term Debt" included in this Quarterly Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 - Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" included in this Quarterly Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2022	2021
Net cash flow from operating activities	35,371	28,079
Net cash flow from (used for) financing activities	28,418	(70,615)
Net cash flow used for investing activities	(368)	(7,191)

Net Operating Cash Flow

Net cash flow from operating activities increased to $35.4 million for the three months ended March 31, 2022, from $28.1 million for the same period of the prior year, primarily due to: $18.0 million as a result of the termination of an interest rate swap agreement during the three months ended March 31, 2021 and $15.1 million due to the timing of settlements of non-cash working capital. These increases were partially offset by $20.7 million in expenses and restructuring charges paid related to the Stonepeak Transaction and a $4.7 million decrease in charter-hire payments received due to off-hire and idle days for a scheduled drydocking and repositioning of Seapeak Vancouver during the three months ended March 31, 2022.
Net Financing Cash Flow
Net cash flow from financing activities increased to $28.4 million for the three months ended March 31, 2022, compared to net cash flow used for financing activities of $70.6 million for the same period of the prior year, primarily due to: a $190.7 million decrease in debt prepayments and repayments primarily due to the refinancing of certain term loans during the three months ended March 31, 2021; a $22.1 million decrease in cash distributions paid as a result of not paying common unit distributions during the three months ended March 31, 2022 as a result of the Stonepeak Transaction; $10.7 million of proceeds and assumed cash from the acquisition of Teekay Subsidiaries during the three months ended March 31, 2022; and $6.0 million of contributions from Stonepeak during the three months ended March 31, 2022. These increases in cash from financing activities were partially offset by: a $124.9 million decrease in proceeds from the issuance of long-term debt primarily due to the refinancing of certain term loans during the three months ended March 31, 2021 and $6.0 million of cash used to repurchase restricted unit awards during the three months ended March 31, 2022, related to the Stonepeak Transaction.
Net Investing Cash Flows
Net cash flow used for investing activities decreased to $0.4 million for the three months ended March 31, 2022, compared to $7.2 million for the same period of the prior year, primarily due to $7.5 million repayment of advances from the Exmar LPG Joint Venture during the three months ended March 31, 2022.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow provided by our operations, cash distributions we receive from our equity-accounted joint ventures, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have a primary objective of minimizing both the probability of loss and return volatility as well as ensuring that securities purchased can be sold readily and efficiently. A secondary objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facilities is described in "Item 1 - Financial Statements: Note 8 - Long-term Debt" of this report on Form 6-K.
Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $314.2 million as at March 31, 2022, compared to $327.5 million as at December 31, 2021. This decrease was primarily due to: $43.0 million of repayments on non-revolving long-term debt and obligations related to finance leases; a $12.6 million decrease in the borrowing capacity of our revolving credit facilities; $7.9 million in cash expenditures for vessels and equipment primarily related to upgrades on certain of our LNG carriers; $6.4 million of cash distributions paid to preferred unit holders; and $6.0 million of cash used to repurchase restricted unit awards. These decreases were partially offset by: $35.4 million of net operating cash flows generated during the three months ended March 31, 2022; $10.7 million of proceeds and assumed cash from the acquisition of the Teekay Subsidiaries; a $7.5 million repayment on advances to the Exmar LPG Joint Venture; $6.0 million of cash contributions from Stonepeak and a $2.9 million decrease in deposits held as security for swap liabilities.

The following table summarizes our contractual obligations as at March 31, 2022, excluding those of our equity-accounted joint ventures. We expect our liquidity at March 31, 2022, excluding the component from our undrawn revolving credit facility maturing in 2022, plus the operating cash flow we expect to generate from customer contracts in place at March 31, 2022, will be sufficient to pay our obligations coming due in the next 12-month period. We expect our liquidity in the next 12-month period will be further supplemented by the refinancing of our revolving credit facility maturing in 2022. Our ability to pay our obligations, refinance our long-term debt and finance leases coming due after March 31, 2022 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. In addition, as at March 31, 2022, we did not have any significant capital commitments related to the acquisition of new or second-hand vessels. However, we expect to bid on selected LNG projects in the future and if we are awarded any of such contracts, it is expected that we would concurrently enter into construction contracts related to new vessels. In addition, we may expand the size of our fleet through the purchase of second-hand vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

	Total	12 Months Following March 31, 2022	Remainder of 2023	2024	2025	2026	Beyond 2026
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:
Scheduled repayments	396.6	76.8	57.0	73.4	71.1	48.2	70.1
Repayments at maturity	606.6	92.8	140.0	22.1	—	242.8	108.9
Commitments related to finance leases(1)	1,568.4	136.5	101.6	132.0	129.7	305.5	763.1
Commitments related to operating leases(2)	185.2	30.1	25.0	25.0	25.0	24.6	55.5
Equipment and other construction contract costs(3)	20.9	20.9	—	—	—	—	—
Total U.S. Dollar-denominated obligations	2,777.7	357.1	323.6	252.5	225.8	621.1	997.6
Euro-Denominated Obligations(4)
Long-term debt	109.5	27.4	54.6	27.5	—	—	—
Total Euro-denominated obligations	109.5	27.4	54.6	27.5	—	—	—
Norwegian Krone-Denominated Obligations(4)
Long-term debt	324.1	—	96.7	—	113.7	113.7	—
Total Norwegian Krone-denominated obligations	324.1	—	96.7	—	113.7	113.7	—
Totals	3,211.3	384.5	474.9	280.0	339.5	734.8	997.6

(1)Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.

(2)We have corresponding leases whereby we are the lessor and expect to receive approximately $155.2 million under these leases from the remainder of 2022 to 2028.

(3)Please read "Item 1 – Financial Statements: Note 12a – Commitments and Contingencies”.

(4)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of March 31, 2022.

Other risks and uncertainties related to our liquidity include resolution of contingent liabilities as outlined in "Item 1 – Financial Statements: Note 12 – Commitments and Contingencies." We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures. As at March 31, 2022, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps was $1.2 billion. As at March 31, 2022, with the exception of debt service coverage ratio breaches for three of the vessels in the Angola Joint Venture, all of our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee. In May 2022, the Angola Joint Venture obtained a waiver from its lenders for the covenant requirements that were not met at December 31, 2021, with such waiver being valid until the next compliance test at June 30, 2022. The waiver is subject to the condition that dividends are withheld from the joint venture partners until such time that the loan facilities mature. Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. These or other regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for gas and reduced demand for our services.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2021, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2021. Other than what has been disclosed in "Item 1 – Financial Statements: Note 2 – Accounting Pronouncements", there have been no significant changes in accounting estimates and assumptions from those discussed our the 2021 Annual Report on Form 20-F.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2022 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the expected timing and completion of dry docking activities;
•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expected debt refinancing, and our estimation that we will have sufficient liquidity for at least a one-year period;
•the expected commencement of certain charter contracts;
•the expected timing and cost relating to the additional equipment to be installed for certain of our LNG carriers;
•expected exposure to interest rate volatility;
•the consideration we generally receive in connection with vessel management and other contracts;
•our expectation to bid on selected LNG projects in the future and our expectation to enter into any awarded construction contracts related to new vessels;
•expected interest payments; and
•expectations regarding the impact of uncertain tax positions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; higher than expected costs and/or delays associated with the installation of additional equipment on certain of our LNG carriers or with the drydocking of our vessels; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to fund our liquidity needs during the next 12 months, including our ability to access additional cash and capital and refinance our debt; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 global pandemic (including any variants) on our ability to maintain safe and efficient operations; the impact of Russia's invasion of Ukraine on our business given's Russia's role as a major global exporter of crude oil and natural gas; the impact of the events in Russia and Ukraine on our third parties with whom we have charter contracts or business arrangements could adversely affect our operations and financial condition; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SEAPEAK LLC AND SUBSIDIARIES
MARCH 31, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
On April 5, 2022, the Company appointed Lisa Krueger to serve as a director, chair of the Conflicts Committee and member of the Audit Committee.
Ms. Krueger has 35 years of diverse experience in the energy industry and has served as a member of the board of directors of Fluence Energy Inc. since September 2021. Ms. Krueger previously served as Executive Vice President and President of The AES Corporation and President and CEO of Essential Power LLC. Prior to joining Essential Power LLC, Ms. Krueger was a senior officer at First Solar and held several executive-level positions with Dynegy Inc. and Illinois Power Company.
There is no understanding or arrangement between Ms. Krueger and any other person pursuant to which she was selected as a director.
Item 6 – Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: May 19, 2022	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)